# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TKO Group Holdings, Inc., CIK 0001973266
CUSIP: 87256C101
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 200 FIFTH AVE, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 02/27/2025
Filed by CIK 0001868088
Persons authorized to receive notices and communications: Andrew J. Schader, Esq., c/o Silver Lake 55 Hudson Yards, 550 West 34th Street, 40th Floor, New York, New York (NY), 10001, 212-981-5600; Kenneth B. Wallach, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Hui Lin, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Jessica Asrat, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000

## Reporting persons
- Silver Lake West HoldCo, L.P. (CIK 0001868088): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 120,563,082; sole dispositive power 0; shared dispositive power 120,563,082; aggregate amount beneficially owned 120,563,082 (61% of the class)
- Silver Lake West HoldCo II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 120,563,082; sole dispositive power 0; shared dispositive power 120,563,082; aggregate amount beneficially owned 120,563,082 (61% of the class)
- Silver Lake West VoteCo, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 120,563,082; sole dispositive power 0; shared dispositive power 120,563,082; aggregate amount beneficially owned 120,563,082 (61% of the class)
- Egon Durban: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 120,563,082; sole dispositive power 0; shared dispositive power 120,563,082; aggregate amount beneficially owned 120,563,082 (61% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: TKO Group Holdings, Inc.
Address of issuer's principal executive offices: 200 FIFTH AVE, NEW YORK, New York (NY), 10010
Comment: This Amendment No. 2 ("Amendment No. 2") is being filed by Silver Lake West HoldCo, L.P., Silver Lake West HoldCo II, L.P., Silver Lake West VoteCo, L.L.C. and Egon Durban (collectively, the "Reporting Persons"), and amends the Schedule 13D initially filed relating to the shares of Class A common stock, par value $0.00001 per share (the "Class A Common Stock") of TKO Group Holdings, Inc., a Delaware corporation (the "Issuer") on February 6, 2025, as amended by Amendment No. 1 filed on February 18, 2025 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On February 28, 2025 (the "Asset Sale Closing Date"), pursuant to the Asset Sale Transaction, the EDR Parties contributed, assigned and transferred to TKO the Transferred Businesses in exchange for 26,541,724 TKO OpCo Units, having an aggregate value of $3.25 billion (based on the volume-weighted average sales price of Class A Common Stock for the twenty five trading days ending on October 23, 2024), reflecting an adjustment pursuant to the terms of the Asset Sale Transaction Agreement, and subscribed for an equivalent number of corresponding shares of Class B Common Stock.

The securities reported in this Schedule 13D are held solely by subsidiaries of EGH. Investment funds managed by Silver Lake do not directly hold any equity securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth on the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 120,563,082 shares of the Issuer's Class A Common Stock or 61.0% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Exchange Act, consisting of (i) 2,579,437 shares of Class A Common Stock and 2,155,188 TKO OpCo Units and an equal number of shares of Class B Common Stock held by EOC, (ii) 83,074,858 TKO OpCo Units and an equal number of shares of Class B Common Stock held by January HoldCo, (iii) 6,542,033 TKO OpCo Units and an equal number of shares of Class B Common Stock held by January Sub, (iv) 24,386,536 TKO OpCo Units and an equal number of shares of Class B Common Stock held by IMG Worldwide and (v) 1,825,030 shares of Class A Common Stock held by WME.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of the date hereof, based upon 81,553,818 shares of Class A Common Stock outstanding as of January 31, 2025 based on information disclosed by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2025 and assumes the redemption of all TKO OpCo Units which may be deemed beneficially owned by the Reporting Persons into Class A Common Stock.

The TKO OpCo Units are redeemable by the holders for, at the election of the Issuer, (i) newly-issued shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events, or (ii) subject to certain conditions, an equivalent amount of cash. Upon the redemption of any TKO OpCo Units, a number of shares of Class B Common Stock equal to the number of TKO OpCo Units that are redeemed will be cancelled by the Issuer for no consideration. Shares of Class A Common Stock and Class B Common Stock are entitled to one vote per share.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Reporting Persons have not effected any transactions in the Issuer securities since the filing of Amendment No. 1 with the SEC on February 18, 2025. See Item 3 regarding transactions by the EDR Parties since the filing of Amendment No. 1.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On February 27, 2025, the EDR Parties entered into the First Amendment to the Transaction Agreement (the "Asset Sale Transaction Agreement Amendment"), by and among the EDR Parties, Trans World International and the TKO Parties. The Asset Sale Transaction Agreement Amendment provides for (a) the acceleration of the Inside Date (as defined therein) to February 28, 2025, (b) the removal of the requirement that the Inside Date be automatically extended to April 1, 2025 if either (i) the EDR Parties fail to represent to the TKO Parties that the EDR Parties reasonably and in good faith expect to deliver to the TKO Parties the 2025 Financials (as defined therein) on or prior to February 28, 2025, or (ii) the Closing (as defined therein) does not occur on or prior to March 3, 2025 and (c) certain changes with respect to the timing of employee transfers.

On the Asset Sale Closing Date, the TKO Parties completed the acquisition of the Transferred Businesses, pursuant to the Asset Sale Transaction Agreement, as amended by the Asset Sale Transaction Agreement Amendment.

At the effective time of the Transactions, the EDR Parties contributed, assigned and transferred to TKO the Transferred Businesses, in exchange for 26,541,724 TKO OpCo Units, and subscribed for an equivalent number of corresponding shares of Class B Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

J. First Amendment to Transaction Agreement, dated February 27, 2025, by and among Endeavor Operating Company, LLC, TKO Operating Company, LLC, TKO Group Holdings, Inc., IMG Worldwide, LLC, and Trans World International, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on February 28, 2025).

## Signatures
- Silver Lake West HoldCo, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (02/28/2025)
- Silver Lake West HoldCo II, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (02/28/2025)
- Silver Lake West VoteCo, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (02/28/2025)
- Egon Durban: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban (02/28/2025)